


14006851

24- 10379

May 12, 2014

Mr. Tony Nguyen
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Metatron, Inc.
SEC File No. 024-10379

Dear Mr. Nguyen:

This letter shall serve to amend the Form 1-A filed by Metatron, Inc. on May 1, 2014. The original SB-2 was filed and the Delaying Notation was omitted from the Registration Statement. Therefore the registration statement shall be amended as follows:

THE ISSUER HEREBY AMENDS THIS FORM 1-A TO PROVIDE THAT THE OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Please call me if you have any questions regarding this matter.

Very truly yours,

METATRON, INC.

By: /s/ Ralph Joseph Riehl

Ralph Joseph Riehl
President

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